Filed by EQM Midstream Partners, LP

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: EQM Midstream Partners, LP

Commission File No. 001-35574

Date: February 27, 2020

equitrans Midstream | eqm midstream partners, lp
equitransmidstream.com 2200 Energy Drive, Canonsburg, PA 15317 eqm-midstreampartners.com

NEWS RELEASE

EQUITRANS MIDSTREAM ANNOUNCES TRANSFORMATIVE ACTIONS

15-Year Gas Gathering Agreement with EQT
Share Buy Back of 25.3 Million ETRN Shares from EQT
ETRN to Acquire EQM Midstream Partners
New Dividend and Capital Allocation Policy

Canonsburg, PA (February 27, 2020) – Equitrans Midstream Corporation (NYSE: ETRN) and EQM Midstream Partners, LP (NYSE: EQM), today, announced the following actions and information, along with ETRN's pro forma financial and capital expenditure forecast:

- EQM and EQT Corporation (EQT) executed a 15-year gas gathering agreement covering Pennsylvania and West Virginia
- Minimum Volume Commitment (MVC) steps-up to 3.0 Bcf per day and incremental MVC increases begin with Mountain Valley Pipeline's (MVP) in-service
- Present value, using 10% discount rate (PV10), of MVC revenue is approximately $2.1 billion higher under new 15-year gathering agreement than under prior MVCs with EQT
- ETRN forecasts greater than 70% of total revenue from firm reservation fees and MVCs beginning in 2021
- EQT benefits include the ability to optimize combo development, lower per unit costs over time, and easing of approximately $250 million of letter-of-credit posting requirements
- ETRN will purchase and retire 25.3 million shares of ETRN common stock from EQT for $52 million of upfront cash, with the remaining consideration, which represents $196 million PV10, to be paid through reduced gathering fees in the two years following MVP's in-service
- ETRN to acquire all outstanding public EQM common units in a 100% share-for-unit transaction, approved by the EQM Conflicts Committee, in which each outstanding public common unit of EQM would be exchanged for 2.44 shares of ETRN common stock
- ETRN intends to pay a $0.60 per share annual dividend, which allows the company to quickly de-lever and provides significant forecasted cash flow after total capital expenditures and dividends
- ETRN forecasts $1.8 billion of cumulative free cash flow and $1.0 billion of cumulative retained free cash flow, each a non-GAAP supplemental financial measure, over 2021-2023

"Today is a transformational day for E-Train. We are taking actions designed to rapidly and materially strengthen our balance sheet," said Thomas F. Karam, ETRN chairman and chief executive officer. "We have executed a 'blend, broaden, and extend' contract with EQT, which will strengthen our partnership and position both companies for success over the long-term.

“In addition, we are simplifying our structure to a single C-Corp, as well as acquiring 25.3 million shares of ETRN from EQT. As a single C-Corp entity, E-Train will have transparent corporate governance, a larger investor base, and will strive to be among the leading ESG companies in the midstream sector,” Karam continued. Diana Charletta, ETRN president and chief operating officer, added “The new gathering agreement with EQT replaces over a dozen separate gathering agreements and serves to strengthen our ongoing partnership, a scenario that will be beneficial for both companies now and in the future. By simplifying our relationship, EQT can effectively execute their combo-development strategy, which in turn will lead to improved ETRN capital efficiency through better planning and optimized system designs. Equitrans' world-class operations, coupled with our remarkably stable cash flows, simple structure, and transparent path forward supports our ongoing commitment to deliver shareholder value.” See the Non-GAAP Disclosures section of this news release for important disclosures regarding the non-GAAP supplemental financial measures included in this news release, including information regarding their most comparable GAAP financial measures. Commercial Agreements with EQT Gas Gathering Agreement EQM and EQT have executed a gas gathering agreement that includes an increase in MVC, the addition of over 100,000 undeveloped core West Virginia acres, a contract extension, enhanced capital investment protections, and gathering fee relief limited to the three years following the MVP in-service date. The gas gathering agreement is effective immediately and covers existing volumes and future development across EQT’s core acreage positions in Pennsylvania and West Virginia. Gathering fee relief is estimated to impact cash flow by approximately $125 million, $140 million, and $35 million, in the three years following MVP's in-service, respectively. Pennsylvania Water MVC EQM and EQT have agreed to a 5-year water services MVC covering Pennsylvania that is projected to generate $60 million of annual firm water revenue. The water MVC will commence upon MVP’s in-service. The annual Pennsylvania water MVC revenue is approximately $20 million per year higher than the previously projected annual Pennsylvania water revenue. Henry Hub Upside EQM and EQT have agreed to a structure in which EQM will receive cash flow when NYMEX Henry Hub natural gas prices exceed certain thresholds. For the three years following MVP’s in-service, but in no case extending beyond December 2024, EQM is entitled to receive from EQT an amount, in cash, equal to the product of the MVC and 15% of every $0.01 / MMBtu that the average quarterly NYMEX Henry Hub settlement price is above $2.50 / MMBtu and, if applicable, above $2.70 / MMBtu during 2024. The annual cash payment is capped at $60 million per year. 2

Projected Net Cash Flow Impact from Commercial Agreements with EQT *(assumes 12/31/20 MVP in-service):*

$MM	2020	2021	2022	2023
Gas Gathering Agreement	$0	$(125)	$(140)	$(35)
PA Water MVC	$0	$20	$20	$20
Henry Hub Upside	$0	$0 - $60	$0 - $60	$0 - $60
Projected Net Cash Flow Impact	*$0*	*$(105) - $(45)*	*$(120) - $(60)*	*$(15) - $45*

Additional information on the commercial agreements with EQT includes:

- Gathering MVC increased from 2.0 Bcf per day to 3.0 Bcf per day
- Gathering MVC profile effective upon MVP's in-service:
  - Year 1 = 3.5 Bcf per day
  - Year 2 = 3.75 Bcf per day
  - Years 3 – 11 = 4.0 Bcf per day
  - Years 12 – 15 = 3.0 Bcf per day
- $4.9 billion PV10 of revenue generated by new MVC, assuming MVP in-service December 31, 2020, versus $2.8 billion PV10 of revenue generated by prior MVCs with EQT
- Over 100,000 acres of new dedication in undeveloped northern West Virginia core
- Investment to support the development of the new West Virginia dedicated acreage is estimated to generate approximately $500 million of net present value (based on 10% discount rate)
- Capital investment protections through mileage limitations on obligation to build
- Incremental compression investments will generate a separate compression fee
- Incentive for volume growth is provided through $0.30/Dth gathering rate on all volume in excess of the MVC
- Current contracts covering Ohio volumes and future development are unchanged

ETRN Stock Purchase

ETRN and EQT have entered into agreements for ETRN to purchase and retire 25.3 million shares of ETRN common stock from EQT. A portion of the shares will be acquired for an upfront cash payment of $52 million. The remaining consideration, which represents $196 million PV10, will be paid through reduced gathering fees of $145 million and $90 million in the two years following MVP's in-service, respectively. In the unlikely event that MVP is not in-service by January 2022, EQT will have the option to forgo the gathering fee relief consideration in exchange for a cash payment of $196 million. The gathering fee relief associated with the ETRN common stock purchase from EQT is independent from the gathering fee relief associated with the terms of the gas gathering agreement with EQT. The share purchases are expected to close in early March.

The total consideration was determined using the 20-day volume weighted average share price set on February 25, 2020 of $9.54 per ETRN common share, plus an additional cash payment of $6.8 million.

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ETRN Proposed Acquisition of EQM ETRN and EQM have agreed to a share-for-unit exchange via merger (Merger) in which each outstanding public common unit of EQM would be exchanged for 2.44 shares of ETRN common stock. The exchange ratio represents a 3% premium based on the volume weighted average price for EQM and ETRN over the 20 days ending February 26, 2020. The Merger is expected to close mid-year 2020, subject to customary closing conditions and the approval of ETRN shareholders and EQM unitholders. After giving effect to the Merger and the purchase of 25.3 million ETRN common shares from EQT, there will be approximately 430 million ETRN common shares outstanding. Pro forma for the transactions, the remaining 25.3 million ETRN common shares owned by EQT will represent approximately 6% of total ETRN common shares outstanding. Other highlights of the Merger include: • • EQM will become a wholly owned subsidiary of ETRN upon the closing of the Merger ETRN projects near zero cash taxes through at least 2023 and minimal cash taxes through at least 2026 The simplified C-Corp structure is expected to generate a broader investor base and the increased float is expected to improve trading liquidity Single C-Corp public security provides enhanced corporate governance Increased opportunity for additional index inclusions • • • The terms of the Merger were negotiated, reviewed, and approved by the Conflicts Committee of the Board of Directors of the general partner of EQM and approved by the Board of Directors of the general partner of EQM and the Board of Directors of ETRN. The EQM Conflicts Committee is composed of independent members of the Board of Directors of EQM’s general partner. The Merger is subject to approval by ETRN shareholders and EQM unitholders. Citi and Guggenheim Securities, LLC acted as financial advisors and Latham & Watkins LLP acted as legal advisor to ETRN. Evercore acted as financial advisor and Richards, Layton & Finger, P.A. acted as legal advisor to the Conflicts Committee of EQM. Dividend and Capital Allocation Policy ETRN expects to pay a quarterly dividend of $0.15 per share beginning with the Q1 2020 dividend. EQM expects to pay a quarterly distribution of $0.3875 per common unit for all quarters prior to closing the Merger. The new policy is designed to achieve a pro forma ETRN leverage ratio of 4.0x exiting 2021 and positive retained free cash flow, a non-GAAP supplemental financial measure, exiting 2021. Additionally, the policy will quickly deliver a strong balance sheet, creating the opportunity to return value to shareholders in several ways, including, when appropriate, through share repurchase programs and dividend increases. 4

Financing Plan and Liquidity

ETRN intends to retire the existing $600 million ETRN Term Loan B and, in connection with the closing of the acquisition of EQM common units, $600 million of outstanding EQM Series A Convertible Preferred Units would be repurchased by EQM. The retirement of the ETRN Term Loan B and the repurchase of the $600 million of EQM Series A Convertible Preferred Units are expected to be financed through debt transactions including borrowings under the EQM revolving credit facility. Additionally, in connection with the closing of the acquisition of EQM common units, the remaining $600 million of outstanding EQM Series A Convertible Preferred Units will be exchanged for $600 million of newly issued ETRN Series A Convertible Preferred Shares.

The existing EQM Senior Notes, EQM Term Loan A, and $3.0 billion EQM revolving credit facility will remain outstanding after the acquisition. As of December 31, 2019, there was approximately $2.4 billion of available liquidity under the EQM revolving credit facility, which provides ample liquidity to execute the financing plan for the transactions, as well as the remaining MVP capital contributions and planned capital expenditures.

Terms of the new $600 million ETRN Series A Convertible Preferred Shares include:

- Quarterly cash distributions based on a 9.75% annual coupon through March 31, 2024, thereafter a floating coupon rate
- Beginning April 2021, the ETRN Series A Convertible Preferred Shares will be convertible by the holders on a one-for-one basis into ETRN common shares
- The ETRN Series A Convertible Preferred Shares will be priced at $19.99 per share

Revenue Recognition

Revenue recognition of new gas gathering agreement with EQT

Under U.S. Generally Accepted Accounting Principles (GAAP), the new contract with EQT will result in revenue recognition that will differ from the actual cash received. The contracted gathering rates gradually decrease over the first nine years, before plateauing for the remaining years. However, under GAAP, revenue will be recognized utilizing an average rate over the 15-year life of the contract. The difference between the cash received and the revenue recognized results in the deferral of revenue into future periods.

The forecast below reflects the change in Adjusted EBITDA from the new contract and the accounting treatment:

$B	2020(2)	2021	2022	2023
Previous EQM Adjusted EBITDA(1)	$1.38		*No prior guidance*	
Deferred revenue	$(0.45)	$(0.11)	$(0.12)	$(0.28)
Pro Forma ETRN Adjusted EBITDA(1)	$0.92	$1.40	$1.46	$1.63

(1) Due to the forward-looking nature of these Adjusted EBITDA measures, ETRN and EQM are unable to reconcile these non-GAAP financial measures to their most directly comparable GAAP financial measure, as ETRN and EQM are unable to project certain reconciling items.

(2) Assumes 12/31/2020 in-service for MVP.

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Financial Forecast

Pro Forma ETRN Forecast

The forecast reflects the pro forma anticipated impact of the agreements with EQT, the purchase and retirement of 25.3 million ETRN shares from EQT, the pending acquisition of EQM, the new dividend policy, and the financing plan. The forecast assumes no cash flows from the Henry Hub upside potential. ETRN forecasts that beginning in 2021, more than 70% of annual total revenue will be generated from firm reservation fees and MVCs.

$B (except leverage and coverage metrics)	2020[1]	2021	2022	2023
Net Income Attributable to ETRN	$0.23	$0.43	$0.45	$0.49
Adjusted EBITDA	$0.92	$1.40	$1.46	$1.63
Distributable Cash Flow[2]	$0.90	$0.94	$1.04	$1.30
Total Capital Expenditures[3]	$1.27	$0.78	$0.62	$0.42
Free Cash Flow[2]	$(0.28)	$0.26	$0.54	$0.98
Retained Free Cash Flow[2]	$(0.69)	$0.00	$0.28	$0.72
Leverage Ratio[4]	5.6x	4.3x	4.0x	3.1x
Distributable Cash Flow Coverage Ratio[5]	2.2x	3.6x	4.0x	5.0x

(1) Assumes 12/31/2020 in-service for MVP.

(2) Due to the forward-looking nature of these non-GAAP measures, ETRN and EQM are unable to reconcile them to their most directly comparable GAAP financial measures, as ETRN and EQM are unable to project certain reconciling items.

(3) Includes forecasted capital contributions to Mountain Valley Pipeline, LLC (MVP JV), 60% of Eureka Midstream capital expenditures, and ongoing maintenance capital expenditures.

(4) ETRN Consolidated Debt / (ETRN pro forma Adjusted EBITDA + deferred revenue).

(5) Assumes $0.60 per ETRN common share annual dividend for all periods.

Conference Call

ETRN and EQM will host a conference call today, February 27, 2020, at 10:30 a.m. (ET) with security analysts to discuss the transactions, financial and capital expenditure guidance, and other business matters. A presentation webcast and audio live stream of the call will be available on the internet via the Investors page at www.equitransmidstream.com and www.eqm-midstreampartners.com. Security analysts may access the call: U.S. tollfree at (866) 393-4306; and internationally at (734) 385-2616. The conference ID is 5280796. An investor presentation regarding today's announcement is available via the companies' respective websites at www.equitransmidstream.com and www.eqm-midstreampartners.com.

Call Replay: For 14 days following the call, an audio replay will be available at (855) 859-2056 or (404) 537-3406. The ETRN/EQM conference ID: 5280796.

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NON-GAAP DISCLOSURES Adjusted EBITDA As used in this news release, Adjusted EBITDA means EQM’s or ETRN’s pro forma net income, plus net interest expense, depreciation, amortization of intangible assets, payments on the preferred interest in EQT Energy Supply, LLC, non-cash long-term compensation expense and transaction costs, proportional ownership share of MVP JV EBITDA less equity income, AFUDC - equity, and adjusted EBITDA attributable to noncontrolling interest. Distributable Cash Flow As used in this news release, distributable cash flow means EQM and pro forma adjusted EBITDA, as applicable, plus deferred revenue, less net interest expense excluding interest income on the Preferred Interest, capitalized interest and AFUDC - debt, ongoing maintenance capital expenditures net of expected reimbursements, cash distributions earned by Series A preferred unitholders/shareholders (as applicable), proportional ownership share of MVP JV interest expense, and proportional ownership share of MVP JV maintenance capital expenditures. Free Cash Flow As used in this news release, free cash flow means distributable cash flow plus changes in net working capital, less growth capital expenditures (excluding 40% of Eureka growth capital expenditures), and capital contributions to MVP JV. Retained Free Cash Flow As used in this news release, retained free cash flow means free cash flow less ETRN dividends. Adjusted EBITDA, distributable cash flow, free cash flow and retained free cash flow are non-GAAP supplemental financial measures that management and external users of ETRN's and EQM’s consolidated financial statements, such as industry analysts, investors, lenders, and rating agencies, may use to assess: • ETRN’s and EQM’s operating performance as compared to other publicly traded companies in the midstream energy industry without regard to historical cost basis or, in the case of adjusted EBITDA, financing methods • The ability of ETRN’s and EQM’s assets to generate sufficient cash flow to make distributions to ETRN’s shareholders and EQM’s unitholders, as applicable • ETRN’s and EQM’s ability to incur and service debt and fund capital expenditures and capital contributions • The viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities 7

ETRN and EQM believe that adjusted EBITDA, distributable cash flow, free cash flow, and retained free cash flow provide useful information to investors in assessing ETRN's and EQM’s financial condition and results of operations. Adjusted EBITDA, distributable cash flow, free cash flow, and retained free cash flow should not be considered as alternatives to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA, distributable cash flow, free cash flow, and retained free cash flow have important limitations as an analytical tool because they exclude some, but not all, items that affect net income, operating income and net cash provided by operating activities. Additionally, because these non-GAAP metrics may be defined differently by other companies in ETRN's and EQM’s industry, ETRN's and EQM’s definitions of Adjusted EBITDA, distributable cash flow, free cash flow, and retained free cash flow may not be comparable to similarly titled measures of other companies, thereby diminishing the utility of the measures. Distributable cash flow, free cash flow and retained free cash flow should not be viewed as indicative of the actual amount of cash that ETRN and EQM have available for dividends and distributions, as applicable, or that ETRN or EQM plan to distribute and are not intended to be liquidity measures. ETRN and EQM are unable to provide a reconciliation of projected adjusted EBITDA from projected net income, the most comparable financial measure calculated in accordance with GAAP, or projected net cash provided by operating activities or a reconciliation of projected distributable cash flow, free cash flow or retained cash flow to net cash provided by operating activities, the most comparable financial measure calculated in accordance with GAAP. ETRN and EQM are unable to project net cash provided by operating activities because this metric includes the impact of changes in operating assets and liabilities related to the timing of cash receipts and disbursements that may not relate to the period in which the operating activities occurred. ETRN and EQM are unable to project these timing differences with any reasonable degree of accuracy to a specific day, three or more months in advance. Therefore, ETRN and EQM are unable to provide projected net cash provided by operating activities, or the related reconciliation of each of projected distributable cash flow, projected free cash flow and projected retained free cash flow to projected net cash provided by operating activities. ETRN and EQM have not provided a reconciliation of the projected adjusted EBITDA to the projected net income attributable to ETRN because ETRN and EQM do not provide guidance with respect to the intra-year timing of their or the MVP JV's capital spending, which impact AFUDC – debt and – equity and equity earnings, among other items, that are reconciling items between adjusted EBITDA and net income attributable to ETRN. The timing of capital expenditures is volatile as it depends on weather, regulatory approvals, contractor availability, system performance and various other items. Therefore, the reconciliation of projected adjusted EBITDA from projected net income attributable to ETRN is not available without unreasonable effort. EQM has not provided projected net cash provided by operating activities or reconciliations of its projected adjusted EBITDA and projected distributable cash flow to projected net income and projected net cash provided by operating activities, the most comparable financial measures calculated in accordance with GAAP. EQM is unable to project net cash provided by operating activities because this metric includes the impact of changes in operating assets and liabilities related to the timing of cash receipts and disbursements that may not relate to the period in which the operating activities occurred. EQM is unable to project these timing differences with any reasonable 8 degree of accuracy to a specific day, three or more months in advance. Therefore, EQM is unable to provide projected net cash provided by operating activities, or the related reconciliation of projected distributable cash flow to projected net cash provided by operating activities. EQM has not provided the projected net income of the acquired assets, the most comparable financial measure calculated in accordance with GAAP, or a reconciliation of the projected EBITDA of the acquired assets to the projected net income of the acquired assets, because EQM does not forecast interest expense or net income on acquisitions. Further, EQM does not provide guidance with respect to the intra-year timing of its or MVP JV’s capital spending, which impact AFUDC-debt and equity and equity earnings, among other items, that are reconciling items between adjusted EBITDA and net income. The timing of capital expenditures is volatile as it depends on weather, regulatory approvals, contractor availability, system performance and various other items. EQM provides a range for the forecasts of net income, adjusted EBITDA and distributable cash flow to allow for the variability in the timing of spending and the impact on the related reconciling items, many of which interplay with each other. Therefore, the reconciliation of projected adjusted EBITDA to projected net income is not available without unreasonable effort. About Equitrans Midstream Corporation: Equitrans Midstream Corporation (ETRN) has a premier asset footprint in the Appalachian Basin and is one of the largest natural gas gatherers in the United States. With a rich 135-year history in the energy industry, ETRN was launched as a standalone company in 2018 and, through its subsidiaries, has an operational focus on gas gathering systems, transmission and storage systems, and water services assets that support natural gas producers across the Basin. ETRN is helping to meet America’s growing need for clean-burning energy, while also providing a rewarding workplace and enriching the communities where its employees live and work. ETRN owns the non-economic general partner interest and a majority ownership of the limited partner interest in EQM. Visit Equitrans Midstream Corporation at www.equitransmidstream.com About EQM Midstream Partners: EQM Midstream Partners, LP (EQM) is a growth-oriented limited partnership formed to own, operate, acquire, and develop midstream assets in the Appalachian Basin. As one of the largest gatherers of natural gas in the United States, EQM provides midstream services to producers, utilities, and other customers through its strategically located natural gas transmission, storage, and gathering systems, and water services to support energy development and production in the Marcellus and Utica regions. EQM owns approximately 950 miles of FERC-regulated interstate pipelines and also owns and/or operates approximately 1,900 miles of high-and low-pressure gathering lines. Visit EQM Midstream Partners, LP at www.eqm-midstreampartners.com Analyst inquiries: Nate Tetlow – Vice President, Corporate Development and Investor Relations 412-553-5834 ntetlow@equitransmidstream.com Media inquiries: Natalie Cox – Communications and Corporate Affairs 412-395-3941 ncox@equitransmidstream.com Cautionary Statements This news release contains certain forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act), and Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), concerning ETRN and EQM, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of ETRN and EQM, as well as assumptions made by, and information currently available to, such management. Words such as “could,” “will,” “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” 9

“budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this communication specifically include the expectations of plans, strategies, objectives and growth and anticipated financial and operational performance of ETRN, EQM and their respective affiliates, including whether the proposed transactions will be completed, as expected or at all, and the timing of the closing of the proposed transactions; and whether the conditions to the proposed transactions can be satisfied. These statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Factors that could cause actual results to differ materially from those in the forward-looking statements include guidance regarding EQM's gathering, transmission and storage and water service revenue and volume growth, including the anticipated effects associated with the new Gas Gathering and Compression Agreement and related documents entered into with EQT Corporation (EQT) as described herein (collectively, the EQT Global GGA); projected revenue (including from firm reservation fees and MVCs) and expenses, and the effect on projected revenue associated with the EQT Global GGA; the ultimate gathering fee relief provided to EQT under the EQT Global GGA and related agreements; ETRN’s and EQM’s ability to de-lever; forecasted adjusted EBITDA, net income, distributable cash flow, free cash flow, retained free cash flow, leverage ratio, coverage ratio, and deferred revenue; the weighted average contract life of gathering, transmission and storage contracts; infrastructure programs (including the timing, cost, capacity and sources of funding with respect to gathering, transmission and storage and water expansion projects); the cost, capacity, timing of regulatory approvals, final design and targeted in-service dates of current projects; the ultimate terms, partners and structure of Mountain Valley Pipeline, LLC (MVP JV) and ownership interests therein; expansion projects in EQM's operating areas and in areas that would provide access to new markets; EQM's ability to provide produced water handling services and realize expansion opportunities and related capital avoidance; ETRN’s and EQM's ability to identify and complete acquisitions and other strategic transactions, including joint ventures, and effectively integrate transactions (including Eureka Midstream Holdings, LLC and Hornet Midstream Holdings, LLC) into ETRN’s and EQM's operations, and achieve synergies, system optionality and accretion associated with transactions, including through increased scale; EQM's ability to access commercial opportunities and new customers for its water services business, and the final terms of any definitive water services agreement between EQT and EQM related to the letter agreement between the parties in respect of water services (Water Services Letter Agreement); any further credit rating impacts associated with MVP, customer credit ratings changes, including EQT's, and defaults, acquisitions and financings and any further changes in ETRN’s or EQM’s respective credit ratings; the timing and amount of future issuances or repurchases of securities; effects of conversion of EQM securities in connection with ETRN’s proposed acquisition of EQM or otherwise; effects of seasonality; expected cash flows and MVCs, including those associated with the EQT Global GGA and any definitive agreement between EQT and EQM related to the Water Services Letter Agreement; capital commitments; projected capital contributions and capital and operating expenditures, including the amount and timing of reimbursable capital expenditures, capital budget and sources of funds for capital expenditures; dividend and distribution amounts and timing and rates, including the effect thereon of completion of the MVP project and expected changes announced by ETRN and EQM on February 27, 2020 in connection with ETRN’s proposed acquisition of EQM; the effect and outcome of pending and future litigation and regulatory proceedings; changes in commodity prices and the effect of commodity prices on EQM's business; liquidity and financing requirements, including sources and availability; interest rates; ETRN’s, EQM’s and EQM’s subsidiaries’ respective abilities to service debt under, and comply with the covenants contained in, their respective credit agreements; expectations regarding production volumes in EQM's areas of operations; ETRN’s and EQM’s abilities to achieve the anticipated benefits associated with the execution of the EQT Global GGA and the Water Services Letter Agreement; the effects of government regulation; and tax status and position. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. ETRN and EQM have based these forward-looking statements on current expectations and assumptions about future events. While ETRN and EQM consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond ETRN’s and/or EQM’s control. The risks and uncertainties that may affect the operations, performance and results of ETRN’s and EQM’s business and forward-looking statements include, but are not limited to, those set forth under (i) Item 1A, "Risk Factors" in ETRN's Annual Report on Form 10-K for the year ended December 31, 2018 filed with the Securities and Exchange Commission (the SEC), as may have been updated by Part II, Item 1A, "Risk Factors," of ETRN’s subsequent Quarterly Reports on Form 10-Q filed with the SEC, as well as Item 1A, "Risk Factors" in ETRN's Annual Report on Form 10-K for the year ended December 31, 2019 to be filed with the SEC, and (ii) Item 1A, "Risk Factors" in EQM's Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC, as may have been updated by Part II, Item 1A, "Risk Factors," of EQM’s subsequent Quarterly Reports on Form 10-Q filed with the SEC, as well as Item 1A, "Risk Factors" in EQM’s Annual Report on Form 10-K for the year ended December 31, 2019 to be filed with the SEC. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ETRN nor EQM intends to correct or update any forward-looking statement, unless required by securities laws, whether as a result of new information, future events or otherwise. All forward-looking statements speak only as of the date they are made and are based on information available at that time. ETRN and EQM assume no obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by 10 any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Additional Information and Where To Find It In connection with their proposed transactions, ETRN and EQM intend to file a registration statement on Form S-4, containing a joint proxy statement/prospectus (the Form S-4) with the SEC. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that ETRN or EQM may file with the SEC or send to the shareholders of ETRN or the unitholders of EQM in connection with the proposed transactions. SHAREHOLDERS OF ETRN AND UNITHOLDERS OF EQM ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. When available, investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and any other documents that may be filed with the SEC with respect to the proposed transactions free of charge at the SEC’s website, http://www.sec.gov or as described in the following paragraph. The documents filed with the SEC by ETRN may be obtained free of charge at its website (www.equitransmidstream.com) or by requesting them by mail at Equitrans Midstream Corporation, 2200 Energy Drive, Canonsburg, PA 15317, Attention: Corporate Secretary, or by telephone at (724) 271-7600. The documents filed with the SEC by EQM may be obtained free of charge at its website (www.eqm-midstreampartners.com) or by requesting them by mail at EQM Midstream Partners, LP, 2200 Energy Drive, Canonsburg, PA 15317, Attention: Corporate Secretary, or by telephone at (724) 271-7600. Participants in the Solicitation ETRN, EQM, EQM’s general partner and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions. Information regarding the directors and executive officers of ETRN is contained in ETRN’s Form 10-K for the year ended December 31, 2018 and definitive proxy statement filed with the SEC on April 26, 2019. Information regarding the directors and executive officers of EQM’s general partner is contained in EQM’s Form 10-K for the year ended December 31, 2018. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transactions will be included in the proxy statement/prospectus. Source: Equitrans Midstream Corporation 11